                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 1997

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from       to        Commission file number
                              -------  -------                       ----------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 American Eagle Outfitters, Inc. Retirement Plan
                 150 Thorn Hill Drive, Warrendale, PA 15086-7528

B. Name of issuer of the securities help pursuant to the plan and the address of its principal executive office:

                          National City Bank, Columbus
           Trustee for American Eagle Outfitters, Inc. Retirement Plan
                  155 E. Broad Street, Columbus, OH 43251-0050

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                              Financial Statements
                          and Supplemental Information

--------------------------------------------------------------------------------

                           December 31, 1997 and 1996

--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
Financial Statements

     Independent Auditors' Report                                                           3

     Statements of Net Assets Available for Plan Benefits                                   4

     Statements of Changes in Net Assets Available for Plan Benefits                        5

     Notes to the Financial Statements                                                   6-11

Supplemental Information

     Independent Auditors' Report on Supplemental Information                              12

     Schedule of Assets Held for Investment Purposes                                       13

     Schedule of Transactions in Excess of 5% of the Current Value of Plan Assets          14

Signature                                                                                  15

Exhibit

    Consent of Independent Auditors                                                        16

                          Independent Auditors' Report



To the Plan Administrator of the
  American Eagle Outfitters, Inc. Retirement Plan
Warrendale, Pennsylvania



         We have audited the accompanying statements of net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.





/s/Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 19, 1998

                                      AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                                   Statements of Net Assets Available for Plan Benefits
-------------------------------------------------------------------------------------------------------------------
December 31                                                         1997                              1996
-------------------------------------------------------------------------------------------------------------------
Investments - Note 3                                            $5,566,654                         $2,935,449

Cash                                                                36,156                            238,233

Receivables
   Contributions
       Employer                                                    850,551                           351,023
       Employee                                                      3,659                             3,428
   Other                                                           166,469                                --
                                                                ----------                         ---------

        Net Assets Available for Plan Benefits                  $6,623,489                         $3,528,133
                                                                ==========                         ==========



    The accompanying notes are an integral part of these financial statements

                                AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                         Statements of Changes in Net Assets Available for Plan Benefits
-------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31                                    1997                                1996
-------------------------------------------------------------------------------------------------------------------
Additions

   Investment income
       Net appreciation in fair value of
         investments - Note 3                                   $1,178,220                         $  127,343
       Interest and Dividends                                      421,081                            212,193
   Contributions
       Employer                                                  1,233,757                            659,481
       Employee                                                    750,323                            587,255
                                                                ----------                         ----------

            Total Additions                                      3,583,381                          1,586,272

Deduction
   Distributions of benefits to participants                       488,025                            381,956
                                                                ----------                         ----------

Net Increase in Net Assets Available for
  Plan Benefits                                                  3,095,356                          1,204,316

Net Assets Available for Plan Benefits

   Beginning of year                                             3,528,133                          2,323,817
                                                                ----------                         ----------

   End of year                                                  $6,623,489                         $3,528,133
                                                                ==========                         ==========




    The accompanying notes are an integral part of these financial statements

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                        Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

       The accompanying financial statements have been prepared on the accrual basis of accounting.

   INVESTMENTS

       All of the Plan's cash and investments are held by the trustee of the Plan's assets, National City Bank (National). The various investments are valued primarily at quoted market prices.

   ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions. These estimates and assumptions affect certain reported amounts and disclosures. Accordingly, results could differ from those estimates.

NOTE 2 - DESCRIPTION OF PLAN

       The following description of the American Eagle Outfitters, Inc. Retirement Plan, as restated effective January 1, 1994, provides only general information. Participants should refer to the plan agreement for more complete information.

   EMPLOYER

       The Plan's employer is American Eagle Outfitters, Inc. and its subsidiaries (the "Company").

   GENERAL

       The Plan is a defined contribution plan covering all employees of American Eagle Outfitters, Inc. and its subsidiaries who have completed one year of service, attained the age of 20 1/2 and are not eligible under any other tax qualified retirement plans to which the employer contributes. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

   CONTRIBUTIONS

       The Plan provides for a 401(k) contribution. Under this provision, participants may contribute up to 15 percent of their annual compensation to the Plan as basic contributions. The employer matches the employee's contributions up to 3 percent. However, only salary reductions attributable to the first $50,000 of compensation are considered for the match.

       The Company can also make discretionary contributions to the Plan in amounts determined by the Board of Directors. The amount of the contribution is limited to a percentage of total compensation paid during the year to all eligible participants.

       The Company made discretionary profit sharing contributions of $850,000 and $350,000 to the plan for 1997 and 1996. In addition, the Company made 401(k) matching contributions of $383,757 and $309,481 for 1997 and 1996.

   PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contribution and the earnings associated with the participant's account. Forfeitures of terminated participant's non-vested accounts reduce the maximum amount that can be contributed by the Company. Allocation of the employer's discretionary contribution is based on participant earnings, as defined. In addition, participants are required to direct the investment of their account among the available investment funds.

   VESTING

       Each participant is 100 percent vested in his or her contributions and associated earnings at all times. The employer's contributions and associated earnings become 100% vested after the participant completes five years of service.

   PAYMENT OF BENEFITS

       On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual cash installments.

       Upon termination of service due to other reasons, a participant may receive a lump-sum amount equal to the value of his or her vested account balance.

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS

     The following table presents the cost and fair values of investments at December 31, 1997 and 1996.

                                                    1997                             1996
                                                    ----                             ----
                                                             Fair                             Fair
                                            Cost             Value               Cost         Value
                                            ----             -----               ----         -----
INVESTMENT FUNDS
    National City Corporation Funds
         Fixed Income                     $  290,473       $  298,967       $  226,009       $  231,238
         Balanced                            336,623          422,508          241,260          284,726
         Government                          419,252          419,252          268,353          268,353
    Putnam Funds
         Investors Growth                  1,411,210        1,635,084          722,697          767,714
         Global                              927,201          845,513          650,962          689,855
         Managed Income                      716,382          747,860          420,648          450,062
    American Eagle Outfitters, Inc.
      Stock Fund                             515,280        1,197,470          447,093          243,501
                                          ----------       ----------       ----------       ----------

                                          $4,616,421       $5,566,654       $2,977,022       $2,935,449
                                          ==========       ==========       ==========       ==========


       During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year ) appreciated (depreciated) in value as shown:


                                              For the Year Ended December 31,
                                              -------------------------------
                                                  1997               1996
                                                  ----               ----
INVESTMENT FUNDS
    National City Corporation Funds
         Fixed Income                        $    2,742          ($  4,522)
         Balanced                                52,792             22,796
  Putnam Funds
         Investors Growth                       201,900             27,726
         Global                                 (81,099)            42,333
         Managed Income                          14,597              5,113
  American Eagle Outfitters, Inc.
    Stock Fund                                  987,288             33,897
                                             ----------          ---------
                                             $1,178,220          $ 127,343
                                             ==========          =========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

     NOTES 3 - INVESTMENTS (CONTINUED)

       The participants are eligible to direct the investment of their account balance among seven investment funds. One of the fund options is a fund that invests in the stock of the plan sponsor, American Eagle Outfitters, Inc. Presented below is a summary of the net assets available for plan benefits and the related changes in net assets available for plan benefits on an individual fund basis as of and for the years ended December 31, 1997 and 1996.

     DECEMBER 31, 1997
                                       NCC
                                      FIXED                                       PUTNAM
                                      INCOME           NCC          NCC         INVESTORS       PUTNAM
                                       FUND         BALANCED     GOVERNMENT      GROWTH         GLOBAL
                                       ----           FUND          FUND          FUND           FUND
                                                      ----          ----          ----           ----
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS
     Investments - at fair value      $ 298,967     $ 422,508     $ 419,252     $ 1,635,084     $   845,513
     Cash                                    --            --            --              --              --
     Contributions receivable
       and other                             --            --            --              --         166,469
                                      ---------     ---------     ---------     -----------     -----------

            Total                     $ 298,967     $ 422,508     $ 419,252     $ 1,635,084     $ 1,011,982
                                      =========     =========     =========     ===========     ===========

CHANGES IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
     Investment income                $  17,898     $  63,818     $  18,545     $   343,699     $    79,599
     Employer contributions              44,580        41,071       113,409         183,596         144,257
     Employee contributions              46,756        51,067        28,782         229,173         166,556
     Transfers between directed
       accounts                          (6,141)       25,538         3,144         121,009         (60,179)
     Distribution of benefits to
       participants                     (36,969)      (41,987)      (16,442)       (107,839)        (59,769)
                                      ---------     ---------     ---------     -----------     -----------

      Net Increase                    $  66,124     $ 139,507     $ 147,438     $   769,638     $   270,464
                                      =========     =========     =========     ===========     ===========


     DECEMBER 31, 1997

                                                        AMERICAN
                                           PUTNAM         EAGLE
                                          MANAGED      OUTFITTERS        CASH
                                          INCOME         STOCK         TRANSFER
                                            FUND          FUND          ACCOUNT          TOTAL
                                            ----          ----          -------          -----
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS
     Investments - at fair value          $ 747,860     $ 1,197,470     $      --     $ 5,566,654
     Cash                                        --              --        36,156          36,156
     Contributions receivable
       and other                                 --              --       854,210       1,020,679
                                          ---------     -----------     ---------     -----------

            Total                         $ 747,860     $ 1,197,470     $ 890,366     $ 6,623,489
                                          =========     ===========     =========     ===========

CHANGES IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
     Investment income                    $  90,762     $   984,980     $      --     $ 1,599,301
     Employer contributions                  92,997         114,430       499,417       1,233,757
     Employee contributions                 122,216         105,263           510         750,323
     Transfers between directed
       accounts                              30,785        (103,203)      (10,953)             --
     Distribution of benefits to
       participants                         (67,103)       (144,228)      (13,688)       (488,025)
                                          ---------     -----------     ---------     -----------

      Net Increase                        $ 269,657     $   957,242     $ 475,286     $ 3,095,356
                                          =========     ===========     =========     ===========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

     NOTES 3 - INVESTMENTS (CONTINUED)

     DECEMBER 31, 1996

                                         NCC                                       PUTNAM
                                        FIXED         NCC            NCC         INVESTORS      PUTNAM
                                       INCOME       BALANCED     GOVERNMENT        GROWTH       GLOBAL
                                        FUND          FUND          FUND            FUND         FUND
                                        ----          ----          ----            ----         ----
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS
     Investments - at fair value      $ 231,238     $ 284,726     $ 268,353     $ 767,714     $ 689,855
     Cash                                 1,606        (1,725)        3,461        97,732        51,663
     Contributions receivable
       and other                             --            --            --            --            --
                                      ---------     ---------     ---------     ---------     ---------

            Total                     $ 232,844     $ 283,001     $ 271,814     $ 865,446     $ 741,518
                                      =========     =========     =========     =========     =========
CHANGES IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
     Investment income                $   7,852     $  30,601     $  12,275     $ 126,167     $  82,570
     Employer contributions              21,075        31,851        21,066        70,199        63,327
     Employee contributions              35,811        41,768        29,249       150,592       116,745
     Transfers between directed
       accounts                           2,641         2,105       (20,934)       30,783        40,871
     Distribution of benefits to
       participants                     (28,023)      (27,637)      (36,104)      (37,932)     (117,018)
                                      ---------     ---------     ---------     ---------     ---------

    Net Increase                      $  39,356     $  78,688     $   5,552     $ 339,809     $ 186,495
                                      =========     =========     =========     =========     =========


     DECEMBER 31, 1996

                                                       AMERICAN
                                          PUTNAM         EAGLE
                                          MANAGED     OUTFITTERS         CASH
                                          INCOME         STOCK         TRANSFER
                                           FUND          FUND           ACCOUNT        TOTAL
                                           ----          ----           -------        -----
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS
     Investments - at fair value         $ 450,062     $ 243,501     $      --     $ 2,935,449
     Cash                                   28,140        (3,273)       60,629         238,233
     Contributions receivable
       and other                                --            --       354,451         354,451
                                         ---------     ---------     ---------     -----------

            Total                        $ 478,202     $ 240,228     $ 415,080     $ 3,528,133
                                         =========     =========     =========     ===========
CHANGES IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
     Investment income                   $  47,851     $  32,220     $      --     $   339,536
     Employer contributions                 40,118        52,459       359,386         659,481
     Employee contributions                 78,387       111,582        23,121         587,255
     Transfers between directed
       accounts                              7,780       (72,194)        8,948              --
     Distribution of benefits to
       participants                        (81,584)      (45,879)       (7,779)       (381,956)
                                         ---------     ---------     ---------     -----------

    Net Increase                         $  92,552     $  78,188     $ 383,676     $ 1,204,316
                                         =========     =========     =========     ===========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 4 - PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested in their accounts.

NOTE 5 - INTERNAL REVENUE SERVICE STATUS

     The Plan has received a determination letter from the Internal Revenue Service stating that the Plan, as amended in 1994, meets the requirements of
   Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the code.

            Independent Auditors' Report on Supplemental Information




To the Plan Administrator of the
     American Eagle Outfitters, Inc. Retirement Plan
Warrendale, Pennsylvania




   Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and transactions in excess of 5 percent of the current value of Plan assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion , are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 19, 1998

                              AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                              Schedule of Assets Held for Investment Purposes

---------------------------------------------------------------------------------------------------------------------
                             As of December 31, 1997
---------------------------------------------------------------------------------------------------------------------
                                                               Description of
                                                                  Investment                              Fair
Identity of Issue                                             (# of Shs/Units)          Cost              Value
-----------------                                             ----------------          ----              -----
INVESTMENT FUNDS

   National City Corporation Funds
       Fixed Income                                                 28,202            $  290,473        $  298,967
       Balanced                                                      2,535               336,623           422,508
       Government                                                  419,252               419,252           419,252

   Putnam Funds
       Investors Growth                                            145,462             1,411,210         1,635,084
       Global                                                       84,886               927,201           845,513
       Managed Income                                               68,670               716,382           747,860

    American Eagle Outfitters, Inc.
      Stock Fund                                                    29,598               515,280         1,197,470
                                                                                       ---------         ---------

                                                                                      $4,616,421        $5,566,654
                                                                                      ==========        ==========

                                   AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                      Schedule of Transactions in Excess of 5% of the Current Value of Plan Assets
--------------------------------------------------------------------------------------------------------------
                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------------------------------------
                                                              Number of           Sales
                                                            Transactions          Price            Cost
                                                            ------------          -----            ----
SALES

     Putnam Funds
        Global                                                      61          $266,161          $243,781

     American Eagle Outfitters, Inc. - Stock Fund                   38          $307,728          $206,222

PURCHASES

     National City Corporate Funds
        Government                                                  56               N/A          $184,482

     Putnam Funds
        Investors Growth                                            88               N/A          $796,614
        Global                                                      80               N/A          $519,974
        Managed Income                                              80               N/A          $417,964

      American Eagle Outfitters, Inc. - Stock Fund                  62               N/A          $274,340


Note: 5% of the current value of the plan assets at the beginning of the plan year = $176,407

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, and the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                        American Eagle Outfitters, Inc.
                                                Retirement Plan




Date June 29, 1998                             /s/Dale E. Clifton
                                          Vice President and Controller